

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2023

Jim Xu
Chief Executive Officer
LOBO EV TECHNOLOGIES LTD
Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
Xinwu District, Wuxi, Jiangsu
People's Republic of China, 214111

> **Re: LOBO EV TECHNOLOGIES LTD**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed on September 29, 2023**
> **File No. 333-270499**

Dear Jim Xu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 17, 2023 letter.

Amendment No. 3 to Form F-1 filed September 29, 2023

Dilution, page 59

1. Please tell us how your net tangible book value at June 30, 2023 of $3,286,985 was determined. Provide us with your computation.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Results of Operations, page 65

2. We note the second table on page 65 represents units sold, please explain why you reflect the total with a dollar sign.

June 30, 2023 Interim Financial Statements
Notes to Unaudited Interim Condensed Consolidated Financial Statements

1. Organization and Principal Activities
Reorganization, page F-6

3. You disclose that in March 2023, your supplemental agreement with Jiangsu LOBO resulted in additional consideration of $1,437,646 paid related to the reorganization conducted in March 2022. Given that a year has passed since the reorganization, it is unclear why you believe the amounts paid relate to the reorganization and therefore have been reflected retroactively. In this regard, tell us your consideration of the amounts paid as a dividend and tell us how you determined the value of $1,437,646 for the shares in the reorganization. Provide us with the authoritative accounting guidance you used to support your accounting treatment. In addition, please file your supplemental agreement as part of your response.

4. Your disclosure in the penultimate paragraph on page F-6 states that you effected a share split which increased your authorized and issued shares to 50,000,000. Shareholders then surrendered 44,300,000 shares which were cancelled, leaving 5,700,000 shares issued. Please revise to clarify whether you still have 50,000,000 shares authorized with 5,700,000 outstanding or whether you no longer have 50,000,000 shares authorized. Your disclose on page F-6 and on the balance sheet should be revised to separately state the number of authorized shares and issued shares.

5. In a related matter, you disclose that you issued 700,000 shares to existing shareholders in September 2023 on a pro-rata basis. Please revise to retroactively reflect this stock dividend throughout your filing. Refer to SAB Topic 4C. Your earnings per share should also be revised in accordance with ASC 260-10-55-12.

General

6. We note your added disclosure to page 8 regarding your response to the CSRC on August 15, 2023. Please update this disclosure to discuss future filings and communications related to your submission as well as the status of any approval. Also reconcile those additions with your disclosure on the cover page that you are "currently in the process of submitting filing materials to the CSRC."

   Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Lawrence Venick